SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                FORM 12b-25

                          NOTIFICATION OF LATE FILING


     Form 10-K and Form 10-KSB for Period Ended: December 31, 1997

Part I - Registrant Information


                          LEESBURG LAND & MINING
           (Exact name of registrant as specified in its charter)


10200 W. 44th Ave. #400, Wheat Ridge, CO          80033
(Address of principal executive offices)          (Zip Code)


Part II - Rules 12b-25 (b) an (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ 23,047], the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 ( 72,435), effective April 12, 1989, 54 F.R. 10306.]

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 ( 72,435), effective April 12, 1989, 54 F.R. 10306; and Release No. 34-30968 ( 72,439), effective August 13, 1992, 57FR 364-42.]

     Form 10-KSB for Leesburg Land & Mining, Inc. could not be filed within the prescribed period due to the audit not being completed in the time period necessary for current filing.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

          Robert M. Beaton         (303) 202-3509

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          Yes

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


          No

     Leesburg Land & Mining, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated:  March 30, 1998             Leesburg Land & Mining, Inc.


                                        by:/s/Robert M. Beaton
                                        Robert M. Beaton, President





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                        GORDON, HUGHES, & BANKS, LLP
                       6851 S. Holly Circle, Ste. #125
                            Englewood, CO  80112



                           ACCOUNTANT'S STATEMENT


Re:  LEESBURG LAND & MINING, Inc.

To Whom It May Concern:

     We are the auditors for LEESBURG LAND & MINING, Inc. and have gotten audit procedures underway for the fiscal year December 31, 1997, however the audit has not been completed within the time frame necessary for current filing.

     Dated:  March 30, 1998



                                   GORDON, HUGHES & BANKS, LLP


                                   by:/s/ James Boak
                                          James Boak